SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20546

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             Small Business Issuers
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                  FONECASH, INC
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                 (Name of Small Business Issuer in its charter)

Delaware                                                  22-3530573
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(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

              90 Park Avenue, Suite 1700, New York, New York 10016
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              (Address of principal executive offices)    (Zip Code)

Issuer's telephone number (212) 984-0641
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Securities to be registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act:

                    COMMON STOCK, par value $.0001 per share
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                                (Title of Class)


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                                   FORM 10-SB
                                TABLE OF CONTENTS

                                     PART I

Item 1      Description of Business

Item 2 Management's Discussion and Analysis of Current Financial Condition and Plan of Operation

Item 3      Description of Property

Item 4      Security Ownership of Certain Beneficial Owners & Management

Item 5      Directors and Executive Officers

Item 6      Executive Compensation

Item 7      Certain Relationship and Related Transactions

Item 8      Description of Securities

                                     PART II

Item 1      Legal Proceedings

Item 2 Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matter

Item 3      Changes in and Disagreements with Accountants

Item 4      Recent Sales of Unregistered Securities

Item 5      Indemnification of Directors and Officers

Item 6      Financial Statements

                                    PART III

Item 1      Index to  Exhibits

Item 2      Description of Exhibits


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Item 1 - Description of Business

      (a) History of the Company

FoneCash, Inc. (the "Company") was incorporated under the laws of the State of Delaware on August 7,1997. Based upon market research, the Company developed a system of processing credit cards for an under served community of low volume merchants and in-home salespersons. On October 10,1997, the Company signed an agreement with Advance Data Information, Ltd., (hereinafter "ADI"), located in Taipei, Taiwan, to supply the design engineering for the hardware and the software of these various devices. ADI is a privately owned company of Dr. John Wu, a U.S. citizen, who employs eight engineers in all stages of the engineering process from concept to design of hardware and operating systems to selection of a manufacturer and inspection and quality control of the final product. The Company has plans to merge ADI into its own corporate structure and provide the ongoing budget which will be needed in order for the Company to stay ahead of rapidly developing trends.

Additionally, the Company has entered into a License agreement with Mr. Thomas
J. Ulrich by which it acquired exclusive, worldwide rights to a U.S. patent which provides a method for powering telephone devices directly from the telephone line without external power. The Company has agreed to pay Mr. Ulrich a $30,000 execution fee plus royalty payments in exchange for the license. The use of this patent allows the Company to make an electronic terminal that can be used by merchants when payment is made with a credit or a debit card. The terminal is called FoneCash and, in conjunction with the automated computer system, is flexible enough to expand into many markets, including the hospitality industry, mobile sales organizations, multi-level marketing companies, home shopping, home banking, secure movie payment, pre-pay card activation and many similar applications.

In general, the terminals provide greater convenience to purchasers and providers of goods and services, reducing processing costs, settlement delays, and, depending on the application, reducing losses from fraudulent use of credit and debit cards. Terminals are electronic processors of credit and debit cards, or medical and government benefit cards where the transaction is initiated by a provider of products, services or benefits. In the case of debit and credit cards, the largest market for terminals, the FoneCash System collects the data and the means of payment and electronically charges the customer's account at the bank issuing the card and electronically deposits payment in the merchant's bank account, usually within 24 - 48 hours.

The Company markets a product line that is low cost, high quality and low maintenance, and thus, not only is able to compete with the higher cost of the current makers of terminals, but also uses a different, simplified method for collecting and transmitting the credit card data. The Company expects growth in each of the financial retail market, international market and the various in-home shopping and mobile merchants markets.


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The Company has never operated under any other name, nor has is ever been involved with any bankruptcy, receivership or similar proceeding or engaged in any material reclassification, merger, consolidation, or purchase or sale of assets.

                               Industry Background

Based upon its research, the Company believes that transaction automation represents a major opportunity for consumers, retailers, manufacturers, financial institutions and government agencies. Millions of transactions are completed every day, including purchasing groceries, gasoline and restaurant meals; filing insurance claims; validating credit eligibility; processing pharmaceutical prescriptions; punching time clocks; and issuing government welfare benefits. Until the 1980s, automating the processing of everyday, routine transactions was not cost effective, and most transactions were completed manually. Major changes in computer and telecommunication technology, however, enabled the development of automated terminals that rapidly capture and process transaction data electronically.

The most important development in this market in recent years has been the proliferation of general purpose credit cards such as American Express, Discover, MasterCard and VISA. When credit cards were first introduced more than twenty-five years ago, they offered significant potential benefits to consumers, merchants and financial institutions. However, losses from fraudulent credit card use and the high costs of manual transaction processing were major factors that originally limited their broad acceptance. To guarantee payment for a credit card purchase, credit card associations, such as VISA and MasterCard, required merchants to follow certain card authorization procedures. Initially, these procedures involved searching through long printed lists of ineligible card account numbers or telephoning a representative of VISA or MasterCard to authorize the purchase. As a result, credit card purchases could take up to several minutes to complete, causing higher transaction processing costs for the merchant and the authorizing institution as well as frustration for the consumer. These manual methods were cumbersome and often ignored. As a result, through the 1970s, losses from credit card fraud continued to mount. In an effort to reduce fraud losses and processing costs, and to stimulate more consumer usage, VISA and MasterCard in 1983 offered merchants and their banks reduced transaction fees if they converted to an automated electronic authorization procedure. This procedure involves the use of an electronic terminal to read the cardholder's account information from the card's magnetic stripe and capture the amount of the sale from a keyboard. The terminal then automatically transmits the transaction information over public or private communications networks to a remote authorization computer and quickly displays the approval response.

While terminals offered significant potential benefits, the initial terminals introduced in the early 1980s were relatively expensive (between $500 and $2,000) and generally slow, unreliable and difficult to use. The costs and risks involved with using these early terminals often outweighed the economic incentives provided by the credit card associations and, therefore, their acceptance in the payment processing market was


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limited. From 1978 to 1983, the dominant equipment supplier in the industry was
Omron, a Japanese company, with a wholly-owned American subsidiary In 1981, Verifone, the current leader in the industry, was founded and sold its first terminals in 1983.

                                 Industry Trends

The Company believes that several major economic, technological and regulatory trends are currently under way which management of the Company expects to cause transaction automated processing markets to increase over the next few years.

o Those markets which have traditionally accepted credit cards, specifically the United States, Canada and Mexico, are undergoing extensive upgrades and replacements of existing terminals, and are requiting more sophisticated systems and more expansive payment processing applications.

o The cost of fraudulent credit card use is increasing the demand for additional security features in terminals, such as signature and fingerprint verification.

o Several states have converted to debit cards in place of paper food stamps. The international market has been implementing national telecommunication systems and payment processing networks within each country.

o Catering vehicles are among many other new point of sale ("POS") locations.

o The introduction of interactive cable television is beginning to open a market for low cost terminals.

o Hand-held, portable, wireless terminals, using either cellular digital packet data ("CDPD") or radio modem will become an increasingly important part of the expansion of the cashless payment market.

o There has been an increased use of digital transmission of data, whether over land-lines by the use of an integrated service digital network and digital data over voice, or by wireless transmission by radio modems or cellular networks. The advent of debit cards has resulted in an increase of terminals in supermarkets, convenience stores. Mobile digital packet data modems, all of which are faster than the standard dial-up analog technology and cuts the 15-30 second verification response time for transactions to 4-5 seconds.

In addition, in December, 1994, VISA and MasterCard changed their rules so that nearly half of the existing terminals have become obsolete. There are an estimated 4.5 million terminals needed replacement in the United States market alone with an estimated 2 million to 2.5 million additional terminals outside the U.S. needing replacement.


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Besides the replacement market, there are still untold numbers of merchants who do not have an electronic transaction device and still use the obsolete method of taking a hand impression of a credit card, using an old fashioned, mechanical, hand, operated imprinter. The merchant takes these daily paper receipts to a bank where they are then processed with the funds being received in the merchant's account 4-5 days later. The process is long and the delay in depositing the funds causes serious cash flow problems for the merchant. These merchants are called "paper-based merchants", meaning that they do not have an electronic, automated system for taking payment by credit or debit cards. In the past, VISA and MasterCard printed a bi-monthly negative file report, which listed faulty accounts. In December,1993, VISA and MasterCard made a decision to stop printing this negative file report at the end of 1994. The result was that, any merchant without an electronic terminal has no way to instantly verify the card of the customer. The merchant has to either reject the idea of taking credit cards, which may have a negative impact on the merchant's business, or take the risk that the cards may be invalid. An additional negative impact on the merchant is that the banks have absolute recourse to the merchant for charges that are made without verification of the validity of the credit card, whereas with electronic verification, VISA and MasterCard take the risk. Without electronic verification, most banks do not want to be unnecessarily at risk and have decided to almost triple the charge per transaction for merchants who do not obtain an automatic, electronic terminal.

The number of merchants continuing to take paper transactions is estimated to be in excess of 1 million. VISA and MasterCard estimate that a total of 1.2 million to 1.3 million terminals are currently needed for such merchants. Now, for the first time, FoneCash will offer a solution to both these paper based merchants and to the banks who want to keep the portfolios of these customers who have been loyal but find the cost of processing the paper receipts prohibitively high. FoneCash is an integrated system that provides paper based merchants with an automated conversion method for processing credit card transactions. These merchants who typically have less than 100 transactions a month have been targeted by the Company because the banks want to move them from paper receipts to electronic based credit card authorization and electronic data capture.

      The following table, based upon data from various industry sources, sets forth the number of paper based merchants and the number of transactions processed for these accounts.

     Card Processors         Paper Based Merchants   Transactions Per Year
     ---------------         ---------------------   ---------------------
Bank of America                     119,000                    55.3M
NaBanco                             250,000                    21.3M
NationsBank                          65,497                    23.3M
Equifax                              40,000                    12.5M
First Bank System                    90,400                    12.5M
Wells Fargo Bank                     30,772                    13.4M
Firstar                              33,150                    27.4M
Norwest                              36,400                     8.6M
BankOne                              79,800                     5.9M


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                            Markets and Applications

      There are currently four markets for the Company's terminals: payment processing, electronic benefits transfer, home market, and time and attendance. Payment processing represents the largest of these markets.

                            Payment Processing Market

In order to understand the Company's potential role in this market, it is important to examine the various participants' roles and motivations for using the terminals. Based upon management knowledge of the industry, typical payment processing transaction without an electronic transaction terminal may be explained as follows:

After accepting a credit card from a consumer, the merchant makes an impression of the credit card using a manual press, called an "imprinter". All the information is entered on the paper receipt in ink pen by the merchant and, after completing the various entries, the customer signs the receipt and is given a copy. The merchant keeps a copy of this same receipt for his records and takes all of the accumulated receipts from all his credit card transactions and deposits credit card drafts with his bank (the merchant bank). The merchant's bank then handles these paper drafts in a manner similar to the method for processing paper checks, i.e., the drafts are sent to a clearinghouse; funds are withdrawn form the payer's account and deposited in the account of the payee in this case, that of the merchant who took the credit card for payment of goods or service, less a percentage fee called the discount rate. The discount rate is negotiated between the merchant and its bank and depends on a variety of factors including the merchant's transaction volume and the competition for the merchant's banking business. Through payment processing networks, the cardholder's bank (the issuing bank) credits the merchant bank for the amount of the draft less a fee called the interchange fee. Interchange fees are established by credit card associations to govern transactions between all merchant and issuing banks. The issuing bank is responsible for billing and collecting from the cardholder. Increasingly, third-party service providers play dominant roles in processing these transactions for merchant and issuing banks.

Credit card associations, such as VISA and MasterCard, seek to increase the use of credit cards while minimizing processing costs and losses from their fraudulent use. For this purpose, an electronic solution was invented to quicken the transaction at the cash register and to add security features that would apply automatically to each purchase. Now it was time for the entry of the automated transaction terminal. Processing costs were lowered as a result of the labor savings achieved through the automation of the authorization and settlement process and losses were reduced due to the of on-line authorization systems. For consumers and merchants, electronic authorization and settlement resulted in an increase of speed and convenience of using credit cards, and encouraged their wider use and acceptance


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Merchants achieve the additional benefit of more rapidly available funds resulting from processing of credit card drafts. Instead, for instance, of waiting six to seven days for a paper draft to clear and be deposited in his account, the merchant, using an electronic terminal, now had his funds deposited within 24 to 48 hours. The issuing bank also benefits through faster transaction settlement cost, lower credit losses and higher transaction volume.

The merchant bank profits on the spread between the discount rate received and the inter-change fee paid, net of processing costs. In order to stimulate adoption of terminals, the credit card associations offered merchant banks reduced interchange fees and other incentives beginning in 1983. On a typical transaction, therefore, the merchant bank could significantly increase its profit by adopting the automated transaction system while charging the same discount fee. As a result, some banks, especially in developing countries, often provided the system to merchants free of charge. As the market evolved, merchant banks reduced discount rates to attract additional merchants and larger, more sophisticated merchants began to negotiate lower rates more aggressively. As competitive pressures further reduced discount rates, merchant banks were required to process a high volume of transactions to make a profit. Many merchant banks could not compete in this environment and sold their merchant portfolios, or contracted with industry service providers ("ISPs"), who had the transaction volume necessary to process credit card transactions efficiently. In addition. merchant banks could no longer afford to give away the terminals, but in certain cases, merchants were willing to pay for these terminals to obtain lower discount rates. Merchant banks also found that it was often more efficient to contract with independent sales organizations ("ISOs") to market and sell the terminals. Currently, ISPs, ISOs and merchant banks seek to differentiate themselves from competitors by offering to merchants additional applications such as inventory reordering, payroll processing and tip reporting. The Company works closely with such parties and credit card associations to develop such new applications. The following are several of the sub-markets within the payment processing market.

      1. FoneCash and the Traveling Salesperson. The Company anticipates that a large market for the FoneCash terminal will be the traveling salesperson. FoneCash is portable and ideal for this application The salesperson carrying this unit could be selling cosmetics, household products, insurance policies, encyclopedias or a number of other item. After a demonstration of products or an explanation of services, the in-home salesperson could accept payment by credit or debit card by merely attaching the FoneCash terminal to the standard telephone. It has been observed that, by accepting credit and debit cards for payment, sales are increased. The Company believes that use of the FoneCash terminal by in-home salesperson represents a significant expansion of the market while sacrificing none of the security features of a secure electronic credit and debit transaction.

       2. FoneCash as Home Installed Unit. The Company has noted that a card reader in every home has been a goal of many banks and suppliers of these terminals. With new programs such as secure Pay Per-View TV, home banking, home shopping


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clubs, groceries delivered to the home, restricted Internet access, payments of income taxes, and a variety of other programs, instant credit card payment made available through the FoneCash terminal. The home telephone system is the largest wide area network (WAN) in the world and it literally is connected to almost everything which gives FoneCash capability to act as a payment device for most any service. FoneCash is user installed, cheap enough to be considered a give-away item, and positioned to address multiple markets because its Interactive Voice Response (IVR) system and data bases are designed to handle up to thousands of separate customers with full service programming.

      3. PrePay Calling Card Activation. The Company believes that the pre-pay telephone calling card market has been evolving for years and has recently experienced a heated market sensation. Pre-paid telephone calling cards are often sold behind the counter at small merchant locations such as neighborhood 7/11 or gas station convenience stores. This has created a problem for the merchant who has to deal with stolen cards from behind the counter. The better arrangement is to have the card located on stands throughout the store instead of behind the counter. The FoneCash terminal solves this problem. When installed on the merchant's telephone line, the FoneCash terminal allows the merchant to swipe the prepay card, activating the card in real time. This advantage means the merchants can place cards anywhere in the store knowing they are useless paper until activated by the terminal. The use of the FoneCash terminal to activate cards also gives the provider other unique advantages such as tracking sales, recharging cards on the fly, credit card purchases for cards, credit card authorization services, and many other new services

      4. Reloading of CashPurse Cards for Train and Subway Cards. Recently, banks, including Wells Fargo, Chase Manhattan and other financial institutions, such as Dean Witter and Discover, agreed to market cash card which is a plastic card containing a computer chip that can be use to make purchases in vending machines, via pay telephones and over the Internet. Customers can transfer money from their savings or checking accounts onto this card at an automated teller machine (ATM) or by using the FoneCash terminal in their home. Suburban trains and subway system are increasing the use of a card to pay for trips within a geographical area, usually between suburbs and cities, across bridges, and within larger cities. An initial amount of money is transferred onto this smart card and amounts are deducted as trips are used. In order to replenish the card, commuters now have to stand in line at toll booths or in hot, over crowded subway or train station. Using the FoneCash terminal, however, can allow a commuter to transfer money onto the card from the privacy of his own home using the telephone and accessing his account at the bank.

      5. Fast Food Restaurants. Fast food restaurants are multi-lane retailers because they have multiple payment sites. However, as a result of higher transaction volumes and lower average transaction prices, fast food restaurants require a different authorization technology to minimize transaction processing time and costs. Management of the Company believes that the fast food segment represents one of the largest potential opportunities for its FoneCash terminals. In conjunction with the


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CashPurse cards mentioned above, fast food purchases could be made with a
FoneCash terminal located at each cash register station. If this becomes possible, consumers would increase use of the CashPurse cards, using the FoneCash terminal in their home to transfer money onto the cards, thereby driving the fast food restaurants to increase usage of terminals at the point of sale.

      6. International. Management of the Company believes that the international market presents a significant opportunity for the Company, especially in developing countries of Eastern Europe, the former Soviet Union and China, as well as other countries in Asia. Many of these countries have no reliable land line type telephone systems and are just now investing to upgrading and expansion. The cost of buried land-line telecommunications is prohibitive so many of these governments are investing in wireless telephone systems. FoneCash, using a wireless-modem operated by batteries, becomes a completely portable terminal which can be used for any of the applications already mentioned.

      7. Electronic Benefits. Transfer Market. In 1998, the U.S. federal government has announced that all Social Security benefits will be deposited directly into a designated bank account of the beneficiary. The electronic government benefits is a logical extension of payment processing automation. Using the FoneCash terminal in conjunction with the CashPurse card, a beneficiary can transfer money onto a smart card and use this card to make various purchases, pay for rent and medical treatment and in any other number of ways that cash is used. The key to all of these new programs is a low cost terminal in the widest possible area of actual and potential usage.

                                    Strategy

The Company's goal is to establish itself as a prominent force in the automated transaction industry by pursuing the following strategies:

o Target first the paper based merchants which the Company estimates number approximately 1.3 million accounts by some 83 banks and financial institutions in the United States.

o Accelerate the replacement of existing terminals by providing new products incorporating enhanced features and creating new software application programs that provide customers with competitive advantages, such as increasing the use of CashPurse cards and Smart Cards.

o Entering new segments of the payment processing market by developing terminals for fast food chains, and in-home use to transfer money onto pre-pay cards for buses, taxis and subways.


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o     Develop opportunities for transaction automation in the international payment processing market, which the Company believes is largely untapped and potentially larger than the U.S. market.

o Develop other markets for transaction automation, such as in-home sales and the home market, wireless transmission and accessing Social Security benefits and payment of income taxes.

Management of the Company believes that the foregoing factors are the key elements of its operational strategy.

                                Price/Performance

The Company seeks to obtain a share of the market for payment processing by marketing its low cost FoneCash terminals that are more cost effective than other terminals currently sold in the market. As compared to other systems that typically sell from $130 to $580, the FoneCash terminals costs much less to make and will sell for under $100 in most cases. Moreover, other terminals are not sold outright but, in most instances, are leased for $28 to $75 a month for 36 or 48 months on a non-cancelable lease, which includes a terminal and a printer, thus, making the real cost to the merchant for this automated transaction payment system from $1,000 to $3,600. Most paper based merchants have fewer than 100 transaction per month and have resisted purchasing or leasing a more costly higher-end use terminal system. As long as the banks continue to accept paper receipts for credit card payment, the merchants are content to process credit card payment in the old way. The banks, who would like to rid themselves of paper receipts, do not want to do anything to end the relationship with merchants who have been loyal and have many other accounts at these same banks. The banks, therefore, have a problem that the Company believes FoneCash is in a position to solve or alleviate.

                       Profits to FoneCash for Processing

The Company believes that of the total of 1.3 million paper based merchants in the United States, it can gain a market share within five years of 38%, or 510,000 merchants. Assuming a transaction fee paid by the banks to FoneCash of 30 cents per transaction, the total yearly revenue would amount to $40 million, or approximately $3.3 million monthly. This assumes that 510,000 terminals are taking 20 transaction payments each month.

Beyond the present paper base merchants, the Company believes that, because of new applications for the FoneCash terminals, within the same five year period, 500,000 terminals could be in use for in- home salesperson, pre-paid telephone card merchants and other applications already mentioned above. The Company's projections for growth in these markets may be incorrect. The Company may not be able to sell its product in these markets even if they do grow as expected.


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                         Manufacturing and Distribution

The manufacturing of the Company's products is done under a license agreement between the Company and an Yue-Shoung, Ltd. an electronic manufacturer of telephones and telephone equipment, located in Taiwan, with revenues of $250 million in 1996. This supplier makes a line of electronic products, including touch screen displays, close-circuit video security systems, video telephones and similar electronic products.

The Company intends to establish up to three master distributors, one in the Western United States, one in the mid-West and one on the East Coast with comparable server Wide Area Network (WAN) system. The likely candidates for these distributors are current ISO's who have a vested interest in obtaining products at the lowest price for their own accounts, but also have the ability to sell and distribute products to other smaller ISOs that they have contacts with or have supplied in the past. The Company seeks to acquire these ISOs and their sales agents and recruit technical staff capable of being trained on the Company's products. Since many of these ISO's are under funded, the Company believes that a capital infusion will be a positive incentive for these ISO's to sell their organizations or, at least, to allow a majority interest in the operation in return for funds.

As a distributor for its wireless system model, the Company will negotiate agreements with several of the companies in the wireless communications market, such as GTE, AT&T, Ameritech and Bell Atlantic. The Company plans to enter into exclusive distributorships with sellers of cellular phone service, specific industries such as taxi cabs and rental car companies and door-to-door service companies, such as UPS, Federal Express and trucking services.

                               Sales and Marketing

As a general policy, the Company intends to make direct sales to the banks that have the 1.3 million paper based merchants. The negotiation for these sales is more complicated, and the technical aspects of the system must be thoroughly explained. As part of this sales strategy, the Company is proposing to conduct a cost-free test of the FoneCash terminal by delivering an IVR system to a selected number of banks' paper based merchants, perhaps up to 50 to 100 merchants each. The Company will assume all the cost of placing the terminals, training the merchants, and processing the transactions on a daily basis. The bank will be asked to monitor it costs and profits and to compare them with its costs and profits from processing paper receipts. The Company estimates that the cost of processing a paper receipt is approximately $1.40. Usually the bank would charge a merchant with an automated transaction terminal a rate of between 1.2% and 1.8%. On an average transaction amount of $75 dollars, this would amount to between $0.90 and $1.35. The Company believes that a paper receipt merchant, banks are charging between 7% and 10% because of the increased cost for labor, cost to the clearinghouse and cost due to the increase risk associated with taking a credit card without access to an electronic authorization and approval system.


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The Company, in addition to direct sales to banks with paper based merchants, plans to sell only to acquired distributors (ISOs) who in turn have full-time salaries and commissioned salespeople to call on merchants. The selected distributors can also sell to other ISOs and systems integrators who, while not direct users of the terminals, sell terminals to banks and third party processors of credit and debit transactions. The Company and its expanded network of ISOs, however, will also attempt to make direct sales to individual in-home salespersons, putting them on a processing system located in the region of one of the Company's ISO's. Instead of each in-home salesperson having to seek approval from a merchant bank, the Company's ISO can act as the one major merchant and all of the in-home salesperson will be considered branches. For example, a large department store can have many cash registers with a P0S terminal. But each cash register is not a separate merchant account, only the parent company Is considered the "merchant". At the end of the workday, all of the transactions from each of the cash registers is collected in the "back-room" computer and batched out for processing and settlement of accounts. The Company can act as the "parent merchant' for all or these smaller in-home salespersons.

The Company anticipates that international sales will be handled through master distributors in each country. Products, training and technical support are expected to be supplied by the Company with royalties paid by the distributors to cover these costs.

In addition, the Company intends to enter into discussions with a major supplier of business products to discount office suppliers and other retail outlets. These suppliers would package the FoneCash terminal supplied to them and display it along with other business machines. The purchaser would be given an 800 telephone number to call; the Company would handle the arrangement for connecting the purchaser with a bank to open a merchant account and explain the operation of the terminals.

                               Marketing Strategy

The Company intends to engage a firm to create promotional brochures regarding the Company's terminals and Company's services, emphasizing price, quality and support services. This material is expected to be sold at cost to distributors to be used in their sales presentation. Annually, the Company plans to participate in 4 to 6 forums and exhibitions, such as the Retail Merchants' Show, the Debit Forum, the American Bankers' Association, the Fraud and Security Forum, the COMDEX show, where wireless products and innovative computer and telecommunication products are presented, and the Food and Restaurant exhibition. The Company also intends to engage a firm to design and place advertisements in several of the industry's leading publications, including Credit Card Management, the Blue Book Directory of the Credit Card Industry and P0S News, a monthly publication from Faulkner & Gray, a publisher in New York.

The Company's own marketing executives also intends to visit executives and decision makers among the banks and processors. At this level cost and performance are top priorities, as banks are looking for solutions to overhead and insisting that any change results in increased profits. At this time, the Company intends to focus on marketing


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only one core product that it strongly believes is needed and wanted by banks that have a problem with the cost of processing paper receipts. After sufficient revenues have been achieved, the Company intends to enter more into developing software and instilling the attitude that, as a software solution house, it, in conjunction with customers' staff who have identified problems, can formulate efficient software solutions. Solutions usual involve hardware, and the Company has advantages from its Chairman's long association with suppliers in Asia. But, more typically, software will be the answer to most of the customer's critical needs. Because of this emphasis on software problem solving and solutions, the Company plans to develop a hardware platform that will allow maximum flexibility and programmability.

                     Marketing to Electronic Benefits Market

This sector of the market is divided between government benefits, such as Food Stamps, Social Security payments, pensions, and family support payments. The Company's marketing plan calls for the recruiting and hiring of a manager for each of these specialized sectors; these individuals will report directly to the Vice President of Marketing. While this sector of the market will not be targeted immediately, it is important that the Company be kept informed of developments and offer assistance to various study groups who are discussing issues relating to this market.

                        Marketing to International Sector

The Company plans to have one master distributor in each major country outside of the United States. In most cases, the Company will have to be registered in each country in order to have a local presence for purposes of electrical and telecommunication approvals of its equipment and have primary responsibility for hardware and software support of its distributors. Overall responsibility for the international distributors will be assigned to one manager who will report to the Vice President of Marketing. Based on growth figures, the Company has targeted 5 countries as overseas markets with the most potential, namely, Mexico, China, Hungary, Chile and Greece.

                                    Products
Terminal Hardware:

Currently there are two terminals, manufactured by Yue-Shoung, Ltd. in Taiwan, and available for sale by the Company unlike any similar terminal in the market. FoneCash can operate on an automated interactive Voice Response (IVR) network completely under the control of a comprehensive Dual Tone Multi-Frequency (DTMF) management system. The IVR system modem protocol would involve features such as, hang-up, reprogramming itself, or a variety of other powerful on-line features. FoneCash is unique for its store-and-forward line powered operation, defined and developed over the years by the patent holder and has many unique features that the Company believes sets FoneCash apart from the competition. The host computer can provide a centralized platform for the FoneCash to collect call records, transaction records, data-base management and terminal management. The protocol for the FoneCash terminal is much different from the standard transaction terminal sold by the competition, even though the protocol of the FoneCash IVR dialing into a third party processor would be virtually identical to the standard terminal protocol. FoneCash can work behind a Private Branch Exchange (PRX), a Switch or IVR system and can he easily programmed.

                     FoneCash Terminals Main Unique Features

The Company believes that the main unique features that set FoneCash terminals apart from the competition are:

o     Low cost
o     Telephone line powered/ no battery; no external power adapter needed
o     9 memory pre-dialer keys- easily programmable
o     Sophisticated call routing; works on any analog system
o     User friendly and user installable

                               Service and Support

The Company believes that the quality and reliability of its terminals and the ongoing support of such terminals are important elements of its strategy. The Company's service organization provides pre-sales consulting, application software development and support, site survey, deployment, field installation, 24-hour toll-free hotline service, expedited system replacement programs and repair. For customers using the Company's deployment services, the Company ships programmed systems directly to end-user locations and downloads new application programs and software updates across telephone lines directly to the end-user's organizations.

The Company provides a five year warranty on its terminals. Warranty expenses have not been calculated to date but are expected to be low. Extended maintenance agreements following the warranty period are also available, although revenues from such agreements are not expected to be great. Management of the Company' plans for its customer support to be excellent and expects that most customer problems may be resolved over the telephone through the 24-hour toll-free hotline service.

                        Research and Product Development

The Company expects to work closely with its customers to define new product concepts and identify emerging applications for its products. The Company's research and development efforts are presently focused on modification of existing products for new market opportunities, the development of advanced transaction automation systems, new tools which allow programmers to develop software applications more rapidly, products to exploit innovative communications technologies and increasing semiconductor component integration. There can be no assurance that any of the Company's research and product development projects will be successfully completed.

                                   Competition

The industry is generally referred to as the as the transaction payment industry and is divided into two major segments. In one segment are the manufacturers of hardware, known as terminals, which are electronic devices for capturing the data from some medium, such as a magnetic strip or from data stored on a microchip embedded on a plastic card. In the other segment of this industry are the data processors, such as First Data Corporation (FDC), Paymentech, Nova Information Systems and some several other smaller processors, who, when the data from these terminals is transmitted to their computers by wired or wireless transmission, verify the card as being valid and authorize the purchase for the specific amount indicated by the merchant.

Terminal Manufacturers

The leader among the terminal makers is Verifone, a U.S. based company, publicly held and since 1997, part of Hewlett-Packard. it is generally conceded that Verifone has market share of 65-67% of the terminal market worldwide, based upon delivery and installation of product.

Hypercom was founded in Australia, and has a U.S. base in Phoenix, Arizona and is a privately held company. Management believes Hypercom is the second largest maker of on-line stationary terminals with approximately 16% share of the market for sale and installation of these electronic devices.

Lipman is an Israeli based maker of terminals and, since 1995 has gained some 55 per cent of the market for sales of these terminals.

Dassault and Ingenico are both French companies and, along with some other makers, such as Goldstar of South Korea, make a line of terminals used mostly in these companies respective domestic markets. The Company believes their sales amount to no more than 10,000 units a year.

The retail prices for all of these terminals range on average from $400 to $700 and, if other peripherals such as a printer are added, can add up to $800 to $1000. But this equipment has generally been leased to the merchants with a monthly payment scale of from $30 a month to a high of $70 a month for 36 to 48 months, thus bringing the real cost to the merchants over $1400 at even the lowest payment schedule.

Payment Processors

The payment processor perform the services of collecting the data received from any of the various makers' terminals and verifying the credit card as having been issued by one of several hundred banks authorized to issue credit cards and, most importantly, settling the accounts in each 24 hour period so that the merchant who accepts a credit card in payment for goods or services actually receives payment.

The Company competes in the terminal manufacturing segment of the market on the basis of product quality, price, customer support and responsiveness, product features, availability of software application programs, the ability to program new software applications efficiently and the number of network and government certifications for its products and application programs. The Company believes that it is competitive with respect to each of these factors.

Unique Competitive Pricing Factors

When the industry is viewed as a whole, the Company believes it does not compete with any of the terminal makers because they only sell hardware, nor does it compete with the processors because processing is their only service. Unique among all other terminal manufacturers, sellers and distributors of automated transaction systems is the Company's expectation that it, not only can market hardware, i.e., the actual, physical terminal, but also is a vital link in the processing of each and every transaction and can, therefore, charge the banks for handling the approval and authorization of the payment. For the banks' paper based merchants, for instance, FoneCash processing is priced as a fully bundled transaction at 30 to 40 cents per transaction. No monthly fee for the terminal will be charged since most banks are willing to purchase the terminals outright and give them to the merchants. The reason being that the cost to process paper receipts far outweighs the cost associated with electronic processing. The merchant should not see any increase in the discount rate charged by their bank and may even see a decrease due to the lower interchange rate charged to the bank by VISA and MasterCard. In order to understand exactly what profits the bank makes, a definition of terms is necessary.

Transaction Amount: This is the amount of the goods or services purchased by the card-holder.

Discount Rate: This is the gross profit to the bank paid from VISA and/or MasterCard for processing its credit cards and usually is approximately seven percent of the transaction amount.

Interchange Rate: This is the amount paid by the bank to VISA and MasterCard for accessing their data base to verify card numbers.

Processing Cost and Authorization Cost: This is the amount of money paid to the payment processors such as FDC, Paymentech, Nova Information System mentioned above, which maintains all the data bases and security features and aids in the transfer of payments between the cardholders' bank and the merchants' bank.

Net Profit to the Bank: After deducting the cost for the interchange rate and the processing cost, the remainder is considered the net profit to the bank.

The Company's research indicates that typical transaction amount of a paper based merchant is approximately $75 and the average profit to the bank on this transaction, after deducting the interchange rate and the processing costs, is $2.59 per transaction. Using a FoneCash terminal and paying the 30 cent transaction fee, the profit to the bank on this same $75 transaction would be $3.76, or a difference of $1.07. If a bank had 30,000 paper based merchants doing 20 transactions of $75 each, this difference alone would increase profits by $642,000 monthly, or $7,704,000 yearly. The foregoing assumptions may prove wrong, and the Company may not be able to gain its anticipated market share, or any market share at all.

Also certain of the Company's competitors in at least one segment of the industry, such as Verifone, which currently commands 67% of the terminal market, have significantly larger financial, technical and marketing resources than the Company, and there can he no assurance that the Company will become or remain competitive in the future. While, at present, the Company believes that it has a unique advantage because its research indicates that it alone combines the manufacture of hardware with the actual processing of the payments, there is no assurance that Verifone or others of the larger makers would not combine the same services that the Company offers.

In addition, the Company often faces additional competitive factors in foreign countries including, preferences for local vendors, difficulties in obtaining necessary certifications and government tariff policies. Finally, the Company believes that it will need to continue to introduce products containing enhanced features and additional application software programs in order to remain competitive. There can be no assurance that the Company will he successful. In this regard, the Company believes that many of the same competitive factors present in the payment processing market are also present in the expanded markets for automated processing of other applications.

                                    Employees

In the U.S., the Company employs 3 full time employees who, besides Mr. Charboneau, are engaged in administrative and research activities. In Taiwan, the Company employs 2 hardware engineers, 2 software engineers, 1 firmware engineer , all of whom are engaged in research and development and ongoing quality assurance.

Over the past two years, approximately $360,000 has been expended in labor and material for research and development by the two founders, but there are no plans to recover these expenditures from the Company with the result that there is no impact on investors or any cost to be borne by potential customers.

                               Proprietary Rights

The Company licenses the marketing rights to the technology underlying a United States patent coveting the FoneCash terminal. The Company relies on copyrights to protect its operating system and various other software programs. The Company has registered the FoneCash trademark used in connection with its products and services in the United States. The Company relies primarily upon its know-how, rather than patents, to develop and maintain its competitive position. Tile Company enters into confidentiality agreements with its employees and third parties. However, there can be no assurance that others will not develop products and internal safeguards equivalent or superior to those of the Company, or that the confidentiality agreements and internal safeguards upon which the Company relies will be adequate to protect its interests.

                       Government Approval and Regulation

Government regulatory policies affect charges and terms for both private line and public network service. Therefore, changes in such policies which make it more costly to communicate on such networks could adversely affect the demand for terminals. The Company must also obtain product certification on the applicable communications network both in the United States and other countries. Any delays in obtaining necessary certifications with respect to future products could delay their introduction. In addition, the Federal Communications Commission requires that the Company's products comply with certain rules and regulations governing their performance. The Company believes it has complied with all such rules and regulations with respect to its existing products.

Item 2 - Management's Discussion and Analysis of Financial Condition and Plan of Operation

General

All phases of the Company's operations are subject to influences outside of the Company's control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include competitive pressures, interest rates fluctuations, inflation, especially of parts and labor, and other market conditions. Forward-looking statements are made by or on behalf of the Company based on knowledge of its business and the environment in which it operates, but because of the factors listed above, as well as other commercial, environmental and business factors over which the Company has no control, actual results may differ from those in the forward-looking statement. Consequently, all of the forward-looking statements made are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected effect on the business and/or operations of the Company.

The Company was incorporated in the State of Delaware on August 7,1997 and acquired the rights to a patent that allowed the Company to develop a low cost, portable electronic terminal that could be used by mobile merchants and in-home salespersons. The Company anticipates that it can generate revenues from sales of the terminals and from charges collected from each transaction. As of October 31,1999, no revenues have been generated from sales but management anticipates sales to commence in 2000 after real-time tests are performed with a select group of merchants and in-home salespersons. While the Company currently has limited internal and external sources of liquidity, the Company has no plans for capital expenditures.

The Company has financed its start up through capital infusion by Messrs. Daniel Charboneau, the Chairman of the Board and Chief Executive Officer, and John Wu, Director and owner of Advance Data Information, Ltd, a Taiwan based research and development company, and founder with Mr. Charboneau in the Company. Messrs Charboneau and Wu have paid certain expenses on behalf of the Company from personal funds and from Mr. Wu's business. Also, The Company borrowed a total of $91,547 from related parties to fund its initial operations of which $45,647 has been repaid.

For the period ended December 31,1998, the Company raised seed capital of $84,985 of which $75,357 was used for working capital, legal and accounting expenses, and registering a domain name on the Internet. The cash balance at the end of this period was $9,628.

Commencing January 1999 to June 30,1999, the Company raised a total of $701,916 to subsidize future operations through a private placement under exemption provided by Rule 504 of Regulation D under the Securities Act of 1933, as amended. The proceeds were used to manufacture a starting inventory of terminals, marketing and sales activities, technical and engineering services, and working capital, including the acquisition of certain targeted companies.

The Company's plan of operation for the next twelve months is as follows:

First Quarter 2000
1.    Test 400 terminals with four banks for a period of 30 days.
2.    Test 100 terminals with 2 groups of in-home salespersons for 30 days.
3.    Analyze data from the test and compare cost and profits.
4.    Continue manufacturing of 10,000 terminals in Taiwan.
Second Quarter 2000
5.    Negotiate orders for installation of terminals with banks.
6.    Hire additional personnel, including sales and marketing manager.
7.    Negotiate with existing sales organizations for distribution and sales.
8.    Start manufacture of 20,000 terminals in Taiwan.
Third Quarter 2000
9.    Start R&D on wireless terminal.
10.   Deliver and install 10,000 terminals by the end of September.
11.   Continue manufacture of 10,000 terminals.
Fourth Quarter 2000
12.   Complete delivery and installation of terminal, bringing total to 30,000.
13.   Initiate test with wireless terminal.
14.   Start manufacturing schedule of 10,000 units a month for 2001

The forgoing plan of operation contains statements of goals and objectives which are forward-looking and are, therefore, subject to risks and uncertainties. The Company may be unable to accomplish some or all of these goals and objectives.

Capital Expenditures

The Company anticipates the need for additional computer equipment, servers, and telephone exchange systems. This equipment is needed to have additional capacity to process incoming data from the multiple terminals installed in various location throughout the United States. This is estimated to cost $300,000. Until the Company is able to acquire this equipment, it plans to lease the required services from a third party vendor. Also, the Company has need for office furniture and wireless communication devices for it managers who must be in direct contact with the home office at all times.

The Company also has a need to finish construction of its website located at www.fonecash.com. The Company has engaged Computer Solutions, located in North Carolina, to construct the website encompassing products and services of the Company, as well as investor relations. The cost is estimated at $6,500 with a monthly Web hosting fee of $450.

Management is not aware of any trends, events or uncertainties that are expected to have a material impact on the anticipated net sales or income from operations. The business is not subject to seasonal aspects, but traditionally, credit and debit usage is greatest during the Christmas season.

Capital Needs

The Company does anticipate the possible need for additional capital within a few months after the testing of the terminals in the first quarter of 2000. The Company estimates that it will need a total of $3 million to accomplish its goals for the next twelve months, that is, manufacturing of terminals, hiring of additional personnel and initiation of R&D on the wireless model. The Company will need to sell additional shares in either a private or public offering. Although the Company has no financing commitment from a commercial source of funds or a letter of intent with an investment banker/underwriter, the Company remains confident that the financing resources should be available to meet the Company's future financing needs. There can be no assurance, however, that favorable financing terms will be available at the time financing is desired. Further, poor financial performance may adversely affect the Company's ability to attract commercial lenders, investors, or investment bankers to underwrite any future financing or stock offering.

FoneCash is very dependent on the active trading of its stock. The Company plans on using its stock to acquire telecommunications and data processing companies both for their revenues and for the equipment that can be utilized in the operation of its core business. If the stock is not actively traded, the ability of the Company to acquire these companies would be seriously jeopardized. Without financing, it would be difficult to cover working capital requirements and future capital expenditures. No assurance can be given that any trading market will develop for the Company's common stock or that the Company will be able to find financing.

Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31,1999. The erroneous date can be interpreted in a number of different ways. Typically, in the case of computers and microchips which have only two digits representing the year, the concern is that the year 2000 will be interpreted as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions.

The Company has reviewed the majority of its primary Information technology (IT) systems and its own manufactured products and believes these systems and products to be year 2000 compliant. The Company believes the potential impact, if any, of these IT, non-IT, or third-party systems not being Year 2000 compliant should not materially impact the Company's ability to continue activities.

The Company believes that the most likely worst case scenarios would involve the interruption of crucial supplies as a result of infrastructure failures or third party vendor failures. As a result, the Company is developing contingency plans that will address the most likely cases of failure. These contingency plans are expected to be complete no later than December 14,1999. The Company believes that it is taking appropriate steps to assess and address its Year 2000 issues and currently does not expect that its business will be adversely affected by Year 2000 issues in any material aspect. Nevertheless, achieving Year 2000 readiness is dependent on many factors, some of which are not completely within the Company's control. Should either the Company's internal systems and devices or the internal systems and devices of one or more critical vendors fail to achieve Year 2000 readiness, the Company's business and its results of operations could be adversely affected. There can be no assurances that the Company or its business will not be adversely affected by any Year 2000 problems that may be experienced by its customers, suppliers, dealers, distributors or others.

Acquisitions

As part of the operating plan, the Company anticipates that it will acquire telecommunications companies and smaller processing companies who are in need of capital or financing. The Company has identified three immediate targets and has conducted in depth discussions with the management of these companies. As planned, these acquisitions will be transacted with the use of cash and the Company's common stock. In addition to the funds needed for operations and R&D, the Company anticipates the need for $1.5 million to conclude such acquisitions. Like the funds needed for operations, the Company will have to raise these funds from the sale of share either private or public placements. The Company has no commitment for the raising of these funds but is confident that a source of financing will be found. Management is aware of the various tax consequences of acquisitions and will strive at all times to ensure that the interest of the shareholders is best served.

Item 3 - Description of Property

The Company owns no property. The Company's principal office is located at 90 Park Avenue, Suite 1700, New York, New York 10016 and consist of 600 square feet of space which is utilized for administrative and accounting operations whose rental is on a monthly basis. The Company leases an additional location of approximately 1200 square feet at 475 Dobbs Ferry Road, White Plains, New York where it houses computers and inventory on a two year basis with an option to renew for another two years. The Company plans to lease time on servers from several competing companies in New York and Florida and is now in the process of negotiating terms.

If, and when, the targeted acquisitions take place, one of the potential targets will house all the telecommunications equipment and marketing and sales force for the entire United States. If, for some reason. these acquisitions do not take place, the Company can easily locate its servers and computer equipment into one of several locations in Westchester County, New York which has several Enterprise Zones where tax credits are available for companies relocating their operations into these distressed areas.

Item 4 - Security Ownership of Certain Beneficial Owners & Management

The following table sets forth the stock ownership of each person known by the Company to be a beneficial owner of five percent (5%) or more of the Company's equity securities, each Director and executive officer individually and all Directors and Officers of the Company as a group. Each person has sole voting and investment power with respect to the shares shown unless otherwise indicated. As of October 31,1999, there were 5,159,872 shares issued and outstanding.

Name & Address             Class        Amount Owned        Shares Beneficially
of Beneficial                                               Owned % of Class
Owner
--------------------------------------------------------------------------------
Daniel E. Charboneau       Common         2,000,000                39.0
215 Central Park Ave.
Hartsdale, NY 10530

John Jiann-Shong Wu        Common         2,000,000                39.0
21 Street, 6 Fl, No.211
Chung-Cheng 4 Road
Kaoshiung, Taiwan

Carmine Auditore           Common           100,000                 2.0
8 Bridlepath Drive
Old Westbury, NY
11568

Arthur Murphy              Common             20,000                0.4
18 East Huron St.
Chicago,IL 60611

Total Shares of Officers and               4,120,000              80.04%
   Directors as a Group

There are no arrangements either presently or planned that will results in a change of control of the Company.

Item 5 - Directors and Executive Officers

Name                          Age         Position

Daniel E. Charboneau           67         CEO/Chairman/President
John Jiann-Shong Wu            47         Director
Daniel S. MacDonald            64         Director
Arthur Murphy                  64         Director
Carmine Auditore               53         Director
John Gill                      67         Vice President/CFO
H. Robert Mauti                57         Vice President/Technical
Robert Mosher                  42         Vice President/Marketing
Gilbert Starr                  52         Vice President/Engineering

Mr. Charboneau and Mr. Wu have five year employment contracts starting in August 1997. Other executives list are not currently full time employees but have performed services and consultation to the Company and will have two year contracts of employment starting in January 2000.

All directors hold office for one year or until the next annual stockholders' meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

None of the directors holds other directorships in other reporting companies.

The Company's management comprises:

Daniel E. Charboneau,  CEO/President/Chairman of the Board:

Mr. Charboneau is an experienced management executive with over twenty years of accomplishments in the area of marketing, sales, organizational development, manufacturing and profit-center responsibilities. He has worked with several multi-national companies, including Bechtel International where he was Organization Development Consultant from 1974 to 1980, and with 3M in Asia from 1980 to 1984. In a joint venture with A&H, a jewelry maker in Rhode Island, Mr. Charboneau established a manufacturing plant in Taiwan whose products were exported worldwide. In addition to his duties on the Board of Directors, Mr. Charboneau directs the development of technologies, products, markets and manages business relations with Asian suppliers.

John Jiann-Shong Wu, Director/Co-founder:

Born in China, Dr. Wu became an American citizen in 1978 and lives with his family in San Jose, California when he is not in Taiwan. Educated in Taiwan, Dr. Wu received His Master Degree in Computer Science from Florida Institute of Technology and his doctorate in Electrical Engineering from Leland Stanford Junior University. From 1975 to 1982 he was a Researcher with Taiwan National Science , and from 1982 to 1988 a Senior Engineer and Project Manager with General Electric Company in Singapore. From 1989 to 1990, he was a Project Manger with Digital Equipment Corporation and from 1990 to 1991 he was Senior Consulting Engineer with Hewlett Packard. Dr. Wu has designed many products, both hardware and software, and founded his R&D facility to promote better design of electrical and telephonic products. From 1991 to 1996, Dr. Wu was co-founder and Vice President of V-Star Electronics, then, from 1997 until present, Dr. Wu started his own advanced laboratory, Advance Data Information and became a co-founder in Fonecash.

John P. Gill, Vice President & Chief Financial Officer:

Mr. Gill is a financial management professional, a Certified Public Accountant, as well as an attorney. Mr. Gill spent 23 years from 1966 to 1989 with The Ogilvy Group, as treasurer, Corporate Treasurer, and as a Director on the Executive Committee. Mr. Gill is specialized in setting up accounting and auditing procedures, as well as expert in establishing banking and investor relationships.

H. Robert Mauti, Vice President, Systems Management and Product Support:

From 1984 to 1993, Mr. Mauti worked for with Omron Systems of America as Regional Systems Manager and personally installed the world's first Omron interactive touch video system for ATM equipment in the Western Hemisphere. Mr. Mauti has been in charge of large data systems with RCA, Indiana National Bank, and was Vice President and Manager of planing for on-line computer systems with Atlantic National Bank. Mr. Mauti is responsible for all in-house software programming and supports marketing and sales and technical reviews with clients and customers.

Robert Mosher, Manager, Marketing and Sales:

From 1991 to 1994, Mr. Mosher worked as national manager or OEM products and services for Verifone, the largest maker of credit and debit card systems in the United States. From 1985 to 1991, he worked at National Cash Register Corporation as Major Accounts Manager. He was Group Manager at Computer Automation from

1983 to 1985 and serves as a marketing client/server solutions sales representative, using UMX, 0S2, Windows, and Oracle systems for health, government and information services Mr. Mosher will direct all in-house marketing and sale personnel, as well as giving guidance to distributors worldwide.

Gilbert  Starr, Manager, Engineering.

Mr. Starr holds a Ph.D in Electrical Engineering and is the author of many monograms and papers on microprocessors and computer applications. As president and owner of Micro Design Associates from 1974 to 1998, he installed network office computer systems using Novel Network Lite and Novel Personal Netware. Mr. Starr is in charge of all computer hardware systems as well as products manufactured in Asia or in the United States.

Carmine Auditore, Director

Mr. Auditore has 17 years experience in the Marketing and Purchasing Divisions at J.C. Penny Co. His responsibilities included the scheduling, budgeting, development, purchasing, distribution and other matters related activities of all point-of-sale advertising materials shipped to over 1700 stores with sales of over 14 billion dollars throughout the United States. Since 1997, Mr. Auditore has been the sole owner of East Coast Entertainment which performs consulting in marketing, export, auto financing and ATM business.

Daniel S. MacDonald, Director

Mr. MacDonald has 22 years of experience in the mutual fund industry and is a Certified Financial Planner and holds licenses in real estate, insurance and securities. He has resided in Japan for from 1962 to 1972 as International Liaison for the Japanese Chamber of Commerce; he speaks Japanese fluently. From 1972 to 1986, he serves in various capacities with Oppenheimer Management Corporation, first in San Francisco as Regional Sales Manager and ending in New York as Senior Vice President and National Sales Manager . In 1989,Mr. MacDonald started MDIC, Inc. in Bronxville, New York, as a financial services corporation specializing in mutual funds.

Arthur Murphy, Director

Mr. Murphy has 10 years experience in South Korea as administrator of various voluntary agencies of the United States whose work was supported by both the Korean and American governments. In 1970, Mr. Murphy was employed as Assistant Assessor in the Office of the Cook County Assessor for Chicago and environs . In 1990, Mr. Murphy established Urban Real Estate Research, Inc, a company that performs services for individual property owners who seek adjustment to their real estate property taxes.

Item 6 - Executive Compensation

On August 7,1997, the Company entered into an employment agreement with its chairman and majority shareholder, Mr. Charboneau. Under the terms of this five year agreement, Mr. Charboneau shall receive a salary of $120,000 per year. Mr. Charboneau has never been paid this salary and has elected not to accrue this back pay as a liability on the Company's books. The Company may terminate the agreement for cause with notice. Disability for up to two years at 100% of yearly salary is provided, and should the employee die during the term of employment, the Company shall pay the employee's estate $250,000. The Company pays for a keyman life insurance of $1 million with The Travelers Group with the Company as beneficiary in case of the death of Mr. Charboneau.

Currently, no other officers or key personnel receive compensation. If the Company becomes profitable and produces commensurate cash flow from operations, the Company's Board of Directors will decide the level of compensation and the timing for the commencement of this compensation.

The Company currently has no employee stock option, annuity, or pension plans in place although the Company does intent to provide these benefits at some future date if it can establish sales and positive cash flow.

Directors do not currently receive any cash compensation.

Item-7- Certain Relationships and Related Transactions

On October 10,1997, the Company entered into an agreement with Advance Data Information, Ltd. (ADI) for technical services in electrical engineering and software development. Dr. John Jiann-Shong Wu, the Company's director and co-founder, is the sole owner of ADI . The Company agreed to issue 200,000 shares of common stock at the signing of this agreement in return for services connected with the research and development of the Company's products. In addition, the Company shall have exclusive rights to any and all products developed as a result of this collaboration. Dr. Wu was also given a five year option to purchase 200,000 shares of common stock at 120% of the price of the initial public offering. Subsequently, in June, 1999, the Board of Directors approved a resolution issuing another 800,000 shares of common stock upon the agreement of Dr. Wu to merge ADI with the Company.

On February 4,1998, the Company signed an agreement with East Coast Entertainment, a company owned solely by Mr. Carmine Auditore, a director of the Company, for professional consulting services relating to public relations, publicity, advertising, investor relations and development of the Company's printed material. After the Company attains gross revenues of $300,000, annual compensation of $50,000 shall be paid in 12 equal installments and after the Company attains gross revenues of $500,000, the annual fee will be raised to $100,000.

The Company provided loans to Mr. Charboneau totaling $47,976, payable in one year at a rate of 6% interest.

There are no other transactions between the Company and officers, directors or promoters of the Company.

Item 8 --Description of Securities

                                  Common Stock

The Company is authorized to issue 20,000,000 shares of common stock at $0.0001 par value. The holders of the shares are entitled to one vote for each share held and are entitled to dividend when, and if, declared by the Board of Directors. No dividends have ever been declared. As of November 30,1999, common shares issued and outstanding totaled 5,159,872.

There are currently no preemptive rights connected with the common stock.

                                 Preferred Stock

The Company is authorized to issue 5,000,000 shares of no par value preferred stock. No shares were issued and outstanding as of November 30,1999. Each share of preferred stock is entitled to dividends when, and if, declared by the Board of Directors. There are currently no voting, conversion and liquidation rights, nor redemption or sinking fund provisions for the preferred stock.

                                     Part II

Item 1 - Legal Proceedings

The Company is not aware of any legal proceedings threatened or contemplated against any of its officers or directors. In addition, the Company is not a party to any pending legal proceedings.

Item 2 - Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

As of the date hereof, there are 4, 502,500 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended.

As of October 31,1999, there were 153 shareholders of record of the Company's Common Stock.

None of the common stock is (i) subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company, or (ii) being or proposed to be, publicly offered by the Company, the offering of which could have a material adverse effect on the market price of the Company's common equity.

While there are no restrictions that limit the Company's ability to pay dividends on common equity, the Company has not paid, and does not anticipate, paying dividends in the foreseeable future.

Item 3 - Changes in and Disagreements with Accountants None.

Item 4 - Recent Sales of Unregistered Securities

As of October 31,1999, the Company has 5,159,622 shares of its common stock issued and outstanding of which shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and were issued in transactions exempt by reason of Rule 504 of Regulation D and promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

In connection with its formation, the Company issued a total of 4,502,250 at par value of $0.0001 for a total consideration of $167,500. This issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

Shares issued to:               Class of Shares                Amount

Robert Ahr                          Common                     5,000
Carmine Auditore                    Common                   100,000
Harold Blachly                      Common                    20,000
Herbert Blachly                     Common                    20,000
Christopher Castaldo                Common                   148,750
Jerry Castaldo                      Common                    10,000
Gerald Castaldo                     Common                     2,500
E.R. Chillag                        Common                     5,000
Leonard Cohen                       Common                    10,000
Donald Daigle                       Common                    40,000
Leonard Cohen                       Common                    10,000
Barry Enders                        Common                    10,000
Michael Eggleston                   Common                     1,250
Rick Genzink                        Common                    40,000
Henry Hoffman                       Common                    10,000
Ernest Koeppen                      Common                    10,000
Joseph A. Lampe                     Common                    12,500

Marc LeFevre                        Common                       500
Timothy Lynch                       Common                     2,000
Jennifer E. Nelson                  Common                     5,000
Virgil R. Plagge                    Common                    10,000
Lindsey Perry, Jr.                  Common                    10,000
Glen D. Primeau                     Common                    10,000
Mitch Warnike                       Common                    10,000

On January 4,1999, the Company issued a Offering Circular pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended, for 660,000 shares of $0.0001 par value common stock at $1.50 a share. The offering was closed by October 31,1999 with 657,372 shares having been subscribed for a the total of $821,621. Because the Company offered discounts on certain quantities of shares purchased, the effective price of the stock offering was $1.25 per share.

Shares Issued to:               Class of Shares               Amount

Robert Arh                          Common                     5,000
Rui Albuquerque                     Common                     1,000
Ralph Amanna                        Common                    15,000
Robert Amend                        Common                     9,506
Gene Aydt                           Common                     5,000
Calvert Arthur                      Common                     2,000
Shad Ayoub                          Common                     1,000
Vegan Badlian                       Common                     3,500
Glenn Baille                        Common                    10,000
Robert Blane                        Common                     5,000
Nelson Lee Blane                    Common                     3,100
Aeyal Bohodona                      Common                     1,000
Todd Bouton                         Common                     5,000
William Boyton                      Common                     2,500
Jerry Bratton                       Common                    10,000
Dennis Burroughs                    Common                     2,600
David Bulbow                        Common                       400
Joseph Bushman                      Common                     1,000
Joseph P. Camarda                   Common                     1,000
Joseph V. Camarda                   Common                     1,000
Rosemary Charboneau                 Common                     3,000
Keith Chesnut                       Common                     2,500
Robert Mark Chris                   Common                    10,000
Roy Clemes                          Common                     1,000
Roy Victor Clemes                   Common                     1,000

Roberta Coco                        Common                     1,000
Gloria Conzett                      Common                     1,000
James Creglan                       Common                     1,000
Donald Daigle                       Common                    25,000
Darkenwald Family, L.P.             Common                     1,000
Joseph DeRosa                       Common                     2,500
John Dewey                          Common                     1,000
Andre Dobison                       Common                     2,500
Michael Dobison                     Common                     6,000
Milton Dobison                      Common                     1,000
Grace Donegan                       Common                     4,000
Dorothy Hawkins Trust               Common                    10,000
Philip Drummond                     Common                     5,000
Dudley Larson                       Common                    10,000
James A. DuHaime                    Common                     7,500
Bryan Eisenhauer                    Common                     5,000
Heidari Farhad                      Common                     3,000
Douglas Fox                         Common                     1,000
G. Jehosehba Holdings, Ltd          Common                    30,000
Harry Galekovich                    Common                     2,500
David Goldman                       Common                    10,000
George Geogatos                     Common                     1,000
George Gonzales                     Common                     1,000
John Gonzales                       Common                     1,000
Edmund Gould                        Common                     2,500
Daniel Griffin                      Common                    10,000
Elizabeth Hagger                    Common                     1,000
Steve Heckart                       Common                     2,500
Mele & Koloa Heimuli                Common                     1,000
Henry Heyer                         Common                     1,000
Michael Himmelberger                Common                     7,500
Alan Hochster                       Common                     2,000
Thomas Hudson                       Common                     1,000
Soane Huhane                        Common                     2,000
Wallace Hunt                        Common                     1,000
William Irvine                      Common                     1,000
Nick Iskanian                       Common                     2,500
Raghunath Jalapti                   Common                       300
Donald Kapan                        Common                     5,000

Mardiros Keoshgerian                Common                     2,000
Elias Khalil                        Common                     5,000
Kitchen Studio of Monterey          Common                     2,000
Ernest Koeppen                      Common                    12,300
Daniel Kowkabany                    Common                     2,500
Navin Kumar                         Common                     1,000
Peter Latu                          Common                     4,000
In Lee                              Common                    10,000
Aaron Lehmann                       Common                     1,000
Jeffrey Levinger                    Common                     3,000
Mark Lomazzo                        Common                     1,500
Steven Lynch                        Common                     2,000
Antonio Mangano                     Common                     5,000
Doyle McEacharn                     Common                     2,000
W.Bruce McEacharn                   Common                     5,000
Philip Melfi                        Common                     3,000
Derrick Miles                       Common                     1,000
Joseph Miller                       Common                    12,500
John Monnette                       Common                     2,000
B.R. Moore                          Common                     1,000
Arthur Murphy                       Common                    20,000
Jennifer Nelson                     Common                     5,000
Donald Neuen                        Common                     1,000
David Nute                          Common                     1,000
Gui Chul Park                       Common                     5,000
Peter Park                          Common                     5,000
Rosa Park                           Common                     5,000
Pio Park                            Common                     5,000
Young Hee Park                      Common                     5,000
George Pedersen                     Common                     1,000
Jacob Perl                          Common                    75,000
Robert Pendleton                    Common                     3,000
Lindsey Perry                       Common                     5,000
Dan Pettit                          Common                     1,000
Larry Pickett                       Common                    10,000
Shams Pirbhai                       Common                     2,500
Joseph Ponchart                     Common                     5,000
Quality Filing System               Common                     2,500
Andrea Ramirez                      Common                     2,000

Martin Ray                          Common                     1,000
David Ruiz                          Common                       666
J.E. Sanders                        Common                     1,000
Jay Schiesser                       Common                     5,000
Christine M. Sofranko               Common                    25,000
Jay Hyung Son                       Common                    25,000
C. Scott Stanley                    Common                     5,000
Jonathan Studer                     Common                     3,000
Eleanor Svedi                       Common                     1,000
Thomas L. & Euna M. Sulzbach        Common                     2,000
Richard Thompson                    Common                    10,000
Ed Toon                             Common                     5,000
James Trapp, Jr.                    Common                    10,000
Ronald Velarde                      Common                     1,000
Thomas Vellia                       Common                     4,000
Scott Walstead                      Common                     1,000
Mitchell Warnike                    Common                    10,000
Scott Warnike                       Common                     1,000
Francis Weber                       Common                     1,000
John Welker                         Common                    25,000
Gwen Whitcomb                       Common                     1,000
Brian Wilson                        Common                     1,000
Steven Zuckerman                    Common                     1,500
Gilles de Clerck                    Common                     5,000

The Company's transfer agent is Manhattan Transfer Registrar Co., 58 Dorchester Road, Lake Ronkonkoma, New York 11779, (516) 585-7341

Item 5 - Indemnification of Directors and Officers

Pursuant to the Delaware General Corporation Law, officers and directors of the Company, as well as former officers and directors, are entitled to indemnification from the Company to the full extent permitted by law. Neither the by-laws nor the Articles of Incorporation provide for the indemnification for directors' liability in any way. However, the Company's by-laws generally provide for such indemnification for claims arising out of acts or omissions of the Company's officers and directors in their capacity as such, undertaken in good faith and in a manner reasonable believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his/her conduct was unlawful. The conditions and extent of indemnification are set forth in the By-laws of the Company. Insofar as indemnification for liabilities arising under the

Securities Act of 1933, as amended, may be permitted to officers and directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 6 - -Financial Statements

INDEX TO FINANCIAL STATEMENTS                                       PAGE

      FINANCIAL STATEMENT (Inception to December 31,1998)

Independent Auditor's Report                                         35

                                                                    PAGE

Balance Sheet                                                        36

Statement of Income(Loss)                                            37

Statement of Changes in Stockholders' Equity                         38

Statement of Cash Flow                                               39


      FINANCIAL STATEMENT (JANUARY1,1999 TO September 30,1999)

Independent Auditor's Report                                         40

Balance Sheet                                                        41

Statement of Income (Loss)                                           42

Statement of Changes in Stockholders' Equity                         43

Statement of Cash Flow                                               44

Notes to Financial Statements                                        45

                               STEWART H. BENJAMIN
                       CERTIFIED PUBLIC ACCOUNTANT, P. C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803
                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
FoneCash, Inc.
White Plains, New York

I have audited the accompanying balance sheets of FoneCash, Inc. (a Delaware corporation in the development stage) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998 and the period August 7, 1997 (inception) to December 31, 1997, and for the period August 7, 1997 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FoneCash, Inc. as of December 31, 1998 and 1997, and the results of its operations and cash flows for the year and period then ended and from August 7, 1997 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Stewart H. Benjamin
    Certified Public Accountant, P.C.

Plainview, New York
August 27, 1999

                                                             STEWART H. BENJAMIN
                                              CERTIFIED PUBLIC ACCOUNTANT, P. C.

                                 FONECASH, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS

                                                                              December 31,
                                                                           1998         1997
                                                                         -------      -------
Current assets:
   Cash                                                                  $ 9,628      $    --
   Due from an officer/stockholder                                        12,764           --
                                                                         -------      -------
                                                                          22,392           --
                                                                         -------      -------
Other assets: (Note 1)
   Organization costs, net                                                   263          337
                                                                         -------      -------
                                                                         $22,655      $   337
                                                                         =======      =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable                                                      $   977      $    --
   Loans payable                                                           5,000       10,572
                                                                         -------      -------
                                                                           5,977       10,572
                                                                         -------      -------

Stockholders' equity (deficit): (Note 2)
   Preferred stock; $.0001 par value;
     authorized - 5,000,000 shares;
     issued - none                                                            --           --
   Common stock; $.0001 par value;
     authorized - 20,000,000 shares;
     issued and outstanding - 4,204,500
     shares in 1998 and 4,000,000 in 1997                                    420          400
   Additional paid-in capital                                             84,965           --
   Deficit accumulated during the
   development stage                                                     (68,707)     (10,635)
                                                                         -------      -------
      Total stockholders' equity (deficit)                                16,678      (10,235)
                                                                         -------      -------
                                                                         $22,655      $   337
                                                                         =======      =======

    The accompanying notes are an integral part of the financial statements.

                                                             STEWART H. BENJAMIN
                                               CERTIFIED PUBLIC ACCOUNTANT, P. C

                                 FONECASH, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                                   Aug. 7, 1997    Aug. 7, 1997
                                    Year Ended    (Inception) to  (Inception) to
                                   December 31,    December 31,    December 31,
                                       1998            1997           1998
                                    ---------       ---------       ---------
Costs and expenses:

   Amortization                     $      74       $      31       $     105

   General and administrative          57,998          10,604          68,602
                                    ---------       ---------       ---------

Net loss                            $  58,072       $ (10,635)      $  68,707
                                    =========       =========       =========

Loss per common share               $   (.014)      $    .003
                                    =========       =========

Weighted average common shares
outstanding                         4,045,685       4,000,000
                                    =========       =========

    The accompanying notes are an integral part of the financial statements.

                                                             STEWART H. BENJAMIN
                                               CERTTPIED PUBLIC ACCOUNTANT, P.C.

                                 FONECASH, INC.
                          (A Development Stage Company)
                  Statements of Changes in Stockholders' Equity
         For the Period August 7, 1997 (Inception) to December 31, 1998

                                                                                     Deficit
                                               Common Stock          Additional    Accumulated
                                         ------------------------      Paid-in        from
                                           Shares        Amount        Capital      Inception
                                         ---------      ---------     ---------     ---------
Balances, August 7, 1997 (Inception)            --             --            --            --
   Common stock issued for services
    and costs advanced, valued at
    $.0001 per share                     4,000,000            400            --            --
   Net loss for the period                                                            (10,635)
                                         ---------      ---------     ---------     ---------
Balances, December 31, 1997              4,000,000            400            --       (10,635)
   Common stock issued                     204,500             20        84,965            --
   Net loss                                                                           (58,072)
                                         ---------      ---------     ---------     ---------
Balances, December 31, 1998              4,204,500           $420       $84,965      $(68,707)
                                         =========      =========     =========     =========

    The accompanying notes are an integral part of the financial statements.

                                                             STEWART H. BENJAMIN
                                               CERTIFIED PUBLIC ACCOUNTANT, P.C.

                                 FONECASH, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                            Aug. 7, 1997     Aug. 7, 1997
                                                             Year Ended    (Inception) to   (Inception) to
                                                             December 31,    December 31,    December 31,
                                                                 1998            1997            1998
                                                             ------------    ------------    ------------
Cash flows from operating activities:
   Net loss                                                    $(58,072)       $(10,635)       $(68,707)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
     Amortization                                                    74              31             105
     Common stock issued for services                                --              --              --
     Changes in assets and liabilities:
     (Increase) decrease in amounts due from
      an officer/stockholder                                    (12,764)             --         (12,764)
     Increase (decrease) in accounts payable                        977              --             977
     Increase (decrease) in short-term loans                     (5,572)         10,572           5,000
                                                               --------        --------        --------
     Net cash used in operating activities                      (75,357)            (32)        (75,389)
                                                               --------        --------        --------

Cash flows from investing activities:
   Organization costs                                                --            (368)           (368)
                                                               --------        --------        --------
     Net cash used in investing activities                           --            (368)           (368)
                                                               --------        --------        --------

Cash flows from financing activities:
   Proceeds from sale of common stock                            84,985             400          85,385
                                                               --------        --------        --------
     Net cash provided by financing
     activities                                                  84,985             400          85,385
                                                               --------        --------        --------

Net increase (decrease) in cash                                   9,628              --           9,628
Cash at beginning of year                                            --              --              --
                                                               --------        --------        --------
Cash at end of year                                            $  9,628        $     --        $  9,628
                                                               ========        ========        ========

Supplemental disclosure of noncash investing and
   financing activities:
   Common stock issued for organizational costs                $     --        $     --        $     --
                                                               ========        ========        ========
   Common stock issued for services and costs advanced         $     --        $     --        $     --
                                                               ========        ========        ========

    The accompanying notes are an integral part of the financial statements.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803
                                    ---------
                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203

To the Board of Directors and Stockholders
FoneCash, Inc.
White Plains, New York

I have reviewed the accompanying balance sheets of FoneCash, Inc. (a development stage company) as of September 30, 1999 and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows, for the nine months ended September 30, 1999 and 1998, and for the period from August 7, 1997 (inception), to September 30, 1999, in accordance with Statements on Standards for Accounting and Review Services, issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of FoneCash, Inc.

A review consists principally of inquiries of Company personnel analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

/s/ Stewart H. Benjamin
    Certified Public Accountant, P.C.

Plainview, New York
December 28, 1999

                                                             STEWART H. BENJAMIN
                                               CERTIFIED PUBLIC ACCOUNTANT, P.C.

                                  FONECASH, INC
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS

                                                          September 30   December 31
                                                              1999          1998
                                                           ---------     ---------
Current assets:
   Cash                                                    $     389     $   9,628
   Notes receivable (Note 4)                                  40,382
   Inventory  (Note 1)                                        15,789            --
   Prepaid expenses                                           25,000            --
                                                           ---------     ---------
                                                              81,560         9,628
                                                           ---------     ---------

Property and equipment, net  (Note 5)                         18,750            --

Other assets:
   Organization cost, net (Note 1)                               208           263
   Patent rights, net (Note 6)                                 4,250            --
   Investment, related party (Note 9)                         50,000            --
   Cash surrender value of life insurance (Note 7)            12,297
   Deposits  (Note 8)                                        271,650
                                                             338,405           263
                                                             438,715         9,891
                                                           =========     =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable                                        $   6,539     $     977
   Due to an officer/stockholder (Note 9)                     32,270        45,344
   Loans payable                                                  --         5,000
                                                           ---------     ---------
                                                              38,809        51,321

Stockholders' equity(deficit): (Note 2)
   Preferred stock; $.0001 par value; authorized -
   5,000,000 shares; issued - none                                --            --
   Common stock; $.0001 par value; authorized -
   20,000,000 shares; issued and outstanding -
   5,126,172 shares in 1999 and 4,204,500 in 1998                513           420
Additional paid-in capital                                   752,629        84,965
Deficit accumulated during the development stage            (353,236)     (126,815)
                                                           ---------     ---------
          Total stockholders' equity                         399,906       (41,430)
                                                           ---------     ---------

                                                           $ 438,715     $   9,891
                                                           =========     =========

              See accompanying notes and accountant's review report

                                                             Stewart H. Benjamin
                                               CERTIFIED PUBLIC ACCOUNTANT, P.C.

                                 FONECASH, INC.
                          (A Development Stage Company)
                             Statements of Operation

                                      Nine           Nine          Aug.7,1997
                                 Months Ended    Months Ended    (Inception) to
                                 September 30,   September 30,   September 30,
                                      1999            1998            1999
                                  -----------     -----------     -----------
Cost and expenses
   Depreciation                   $     6,250     $        --     $     6,250
   Amortization                           805              55             910
   General and administrative         222,748          56,381         349,458
                                  -----------     -----------     -----------
                                      229,803          56,436         356,618
                                  -----------     -----------     -----------

Other Income (expenses)
   Interest income                      3,382              --           3,382
                                  -----------     -----------     -----------

Net loss                          $  (226,421)    $   (56,436)    $  (353,236)
                                  ===========     ===========     ===========

Loss per common share             $     (.047)    $     (.014)
                                  ===========     ===========

Weighted average common shares
outstanding                         4,797,484       4,000,000
                                  ===========     ===========

              See accompanying notes and accountant's review report

                                                             STEWART H. BENJAMIN
                                               CERTIFIED PUBLIC ACCOUNTANT, P.C.

                                 FONECASH, INC.
                          (A Development Stage Company)
                  Statements of Change in Stockholders' Equity
          For the period August 7,1997 (Inception) to September 30,1999

                                                                                       Deficit
                                                                       Additional    Accumulated
                                             Common         Stock        Paid-in         from
                                             Shares         Amount       Capital      Inception
                                           ----------     ----------    ----------    ----------
Balances, August 7,1997 (Inception)                --     $       --    $       --    $       --
                                           ----------     ----------    ----------    ----------
   Common stock issued for services
   and costs advanced, valued at $.0001
   per share                                4,000,000            400            --
   Net loss for the period                                                               (31,605)
                                           ----------     ----------    ----------    ----------

Balances, December 31,1997                  4,000,000            400            --       (31,605)

   Common stock issued                        204,500             20        84,965            --
   Net Loss                                                                              (95,210)
                                           ----------     ----------    ----------    ----------

Balances, December 31,1998                  4,204,500            420        84,965      (126,815)
   Common stock issued                        921,672             93       667,664            --
   Net loss for the period                                                              (226,421)
                                           ----------     ----------    ----------    ----------

Balances, September 30,1999                 5,126,172     $      513    $  752,629    $ (353,236)
                                           ==========     ==========    ==========    ==========

             See accompanying notes and accountant's review report.

                                  FONECASH, INC
                          (A Development Stage Company)
                             Statements of Cash Flow

                                                             Nine           Nine       Aug. 7,1997
                                                         Months Ended   Months Ended  (Inception) to
                                                         September 30,  September 30,  September 30,
                                                             1999           1998           1999
                                                         -------------  -------------  -------------
Cash flows from operating activities
   Net loss                                               $(226,421)     $ (56,436)     $(353,236)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation                                             6,250             --          6,250
     Amortization                                               805             55            910
     Cash surrender value of life insurance                 (12,297)            --        (12,297)
     Common stock issued for services                            --             --             --
     Changes in assets and liabilities:
       (Increase) in inventory                              (15,789)            --        (15,789)
       (Increase) in prepaid expenses                       (25,000)            --        (25,000)
       (Increase) in utility deposit                           (250)            --           (250)
       (Decrease) in accounts payable                         5,562             --          5,562
       Increase (decrease) in amounts due to
             officer/stockholder                            (13,074)        20,493         32,270
       Increase (decrease) in short-tern loans               (5,000)            --             --
                                                          ---------      ---------      ---------
       Net cash used in operating activities               (285,214)       (34,488)      (360,603)
                                                          ---------      ---------      ---------

Cash flows from investing activities:
   Organization costs                                            --             --           (368)
   Purchase of property and equipment                       (25,000)            --        (25,000)
   Acquisition of patent rights                              (5,000)            --         (5,000)
   Increase in notes receivable                             (40,382)            --        (40,382)
   Investment in related company                            (50,000)            --        (50,000)
   Deposit                                                 (271,400)            --       (271,400)
                                                          ---------      ---------      ---------
       Net cash used in investing activities               (391,782)            --       (392,150)
                                                          ---------      ---------      ---------
Cash flow from financing activities:
   Proceeds from sale of common stock                       667,757         34,585        753,142
                                                          ---------      ---------      ---------
       Net cash provided by financing activities            667,757         34,585        753,142
                                                          ---------      ---------      ---------

Net increase (decrease) in cash                              (9,239)            97            389
Cash at beginning of period                                   9,628             --             --
                                                          ---------      ---------      ---------

Cash at end of period                                     $     389      $      97      $     389
                                                          =========      =========      =========

Supplemental disclosure of noncash investing and
   financing activities:
   Common stock issued for organizational costs           $      --      $      --      $      --
                                                          =========      =========      =========
   Common stock issued for services and costs advanced    $      --      $      --      $      --
                                                          =========      =========      =========

             See accompanying notes and accountant's review report.

                                                             STEWART H. BENJAMIN
                                               CERTIFIED PUBLIC ACCOUNTANT, P.C.

                                 FONECASH, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Description of Business

The financial statements presented are those of FoneCash, Inc., a development stage company (the "Company"). The Company was incorporated under the laws of the State of Delaware on August 7, 1997. The Company has acquired the rights to market a patented electronic terminal that is used by retail merchants and in-home salespersons when payment is made with a credit or debit card. Revenues will be generated from sales of the terminals and from transaction charges to banks. No revenues have been earned as of September 30, 1999, but management anticipates to commence sales in the 2000 after real-time tests are performed with a select group of merchants and in-home salespersons.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Inventory

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value.

Property and equipment and depreciation

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using the straight-line method over the estimated lives of the assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

Intangible Assets

Intangible assets consist of organization costs and patent rights. Intangible assets are amortized on a straight-line basis over five years. Amortization expense for the nine months ended September 30, 1999 was $805.

Fair Value of Financial Instruments

The fair value of the Company's receivables due from an officer/stockholder is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Loss Per Common Share

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Note 2 - Stockholders' Equity

Common Stock

Since the date of inception, the Company has issued 5,126,172 shares of common stock, 4,000,000 of which were for services and costs advanced, valued at $.0001 per share. These shares were issued to officers and directors of the Company.

Dividends may be paid on outstanding shares as declared by the Board of Directors from time to time. Each share of common stock is entitled to one vote.

Preferred Stock

No shares of the Company's no par value preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

Note 3 - Income Taxes

There is no provision for income taxes since the Company has incurred net operating losses. At September 30, 1999, the Company has net operating loss carry forwards of $343,348, of which $311,743 may be available to offset future taxable income through 2018 and $31,605 may be available to offset future taxable income through 2012.

Note 4-- Note Receivable

Pursuant to a letter of intent dated June 5, 1999 to purchase a majority of the common stock of Fusion Capital Corp. ("Fusion"), a Florida corporation, entered into by the Company and Fusion, the Company simultaneously issued a loan to Fusion of $37,000 to be paid in 10 equal installments. Ten separate promissory notes of $3,700 were executed, each providing for interest at a rate of 6% and payable within 6 months. The balance due on the notes was $40,382 as of September 30, 1999 includes accrued interest of $3,382.

Note 5-- Property and Equipment

Property and equipment consist entirely of a production mold purchased on February 24, 1999 for $25,000. The mold has an estimated useful life of 3 years and is depreciated using the straight-line method. Depreciation expense was $6,250 for the nine months ended September 30, 1999.

Note 6-- Patent Rights

On November 1, 1997 the Company entered into a license agreement with Thomas J. Ulrich. Under this agreement the Company will acquire an exclusive license under the licensor's patent rights for U.S. patent number 4,803,719, pertaining to telephone line powered applications, for the primary purpose of utilizing the licensor's invention through sales of products and services. The Company is required to make payments for a license execution fee based upon capital funding, and for royalties based upon gross sales of all licensed products sold. As of September 30, 1999 a license execution fee of $5,000 was capitalized and is being amortized over the remaining life of the patent of 5 years.

Note 7-- Cash Surrender Value of Life Insurance

The variable universal life insurance policy carried on the life of the president of the Company has a cash value of $12,297 on September 30,1999. There were no borrowings against the cash surrender value.

Note 8-- Deposits

Deposits consists of a utility deposit of $250 and an escrow deposit of $271,400. On June 14, 1999 the Company's Board of Directors approved a resolution to purchase a reporting company with publicly trading stock registered on the OTC Bulletin Board. The deposit is held with an escrow agent who has knowledge of various "shell" companies. The escrow agreement terminates and the escrow balance becomes refundable if the Escrowee is unable to locate a target "shell" company within 180 days. The Company has indicated its intention to purchase one of two "shell" companies that are currently being reviewed.

Note 9 - Related Party Transactions

The Company was indebted to an officer/stockholder for expenses advanced on behalf of the Company, in the amount of $32,270 at September 30,1999. There are no specific terms for repayment.

The Company leases its executive offices and storage facilities from the president of the Company under a month-to-month operating lease. Rent expenses of $17,373 was charged to operations during the nine months ended September 30,1999.

The Company purchased 1,000,000 shares representing an 8% interest in Tradeandswap.com, Inc. ("Trade and Swap") for $50,000. A consultant of the Company is a shareholder and principal officer of Trade and Swap. Tradeandswap.com, Inc. is a privately-held corporation that facilitates barter and trade swaps for individuals and businesses over a proprietary internet web site. The investment in Trade and Swap is carried at cost, as there is no readily available market for these shares.

Note 10-- Consulting Agreements

On February 4, 1998 the Company entered into a consulting agreement with East Coast Entertainment, Inc. ("ECE") requiring payments of $50,000 per year in monthly installments once the Company attains gross revenues of $300,000. ECE is entitled to $100,000 annually once the Company achieves $500,000 in gross revenues. ECE is entitled to participate in the Company's stock option plans and group health plans pursuant to the same terms that apply to all senior key executives and other employees of the Company. The agreement is renewable annually for a period often years. No expenses have been recognized under this arrangement for the six months ended September 30, 1999.

The Company entered into another consulting agreement with Advance Data Information Corporation ("ADI"), a Taiwan corporation owned by a director/stockholder of the Company, in which ADI will act as the research and development laboratory for the Company. The Company shall have exclusive ownership rights to any and all products that are developed as a result of this agreement. The Company will issue 200,000 shares of its common stock to ADI for services rendered. No shares have been issued under this arrangement as of September 30, 1999.

                                    PART III

Item 1 - Index to Exhibits

The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit
Number      Description of Document
-------     -----------------------

3.1         Certificate of Incorporation as filed on August 7,1997 with

3.2         Amendment to Certificate of Incorporation as filed on November
            4, 1997

3.3         Bylaws

4.1         Form of Stock Certificate

10.1 Employment Agreement dated August 1, 1997 by and between the Company and Mr. Daniel E. Charboneau

10.2        License Agreement for Patent Rights dated November 1, 1997

10.3        Consulting Agreement with East Coast Entertainment dated February
            4, 1998

10.4        Consulting Agreement with Advance Data Information dated October
            10, 1997

10.5        Employment Agreement dated

27.1        Financial Data Schedule

Item 2 - Description of Exhibits

The required exhibits are attached hereto, as noted in Item 1 above.
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                  Fonecash, Inc


Date: ____________                /s/ Daniel E. Charboneau